UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )

CNS Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

18978H201

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP No. 18978H201
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Waldemar Priebe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Permanent Resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,667*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,667*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,667*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12.		TYPE OF REPORTING PERSON IN
* The shares reported herein are the shares held as of the close of business on May 11, 2023, with the ownership percentage determined using the shares reported as outstanding as of March 29, 2023, which was 2,226,325 shares.  The shares held as of December 31, 2019, the date of the event requiring the filing of this statement, were 9,029,000, which represented 54.8% of the outstanding shares on December 20, 2019, which was 16,450,234 shares.

CUSIP No. 18978H201
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kewat, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.		TYPE OF REPORTING PERSON OO
* The shares reported herein are the shares held as of the close of business on May 11, 2023, with the ownership percentage determined using the shares reported as outstanding as of March 29, 2023, which was 2,226,325 shares.  The shares held as of December 31, 2019, the date of the event requiring the filing of this statement, were 8,829,000, which represented 53.7% of the outstanding shares on December 20, 2019, which was 16,450,234 shares.

Explanatory Note

This Schedule 13G is being filed to reflect the fact that the Reporting Persons had an obligation to file a Schedule 13G, based on their holdings of common stock, par value $0.001 per share, CNS Pharmaceuticals, Inc. on December 31, 2019.  This Schedule 13G also reflects the fact that subsequent to December 31, 2019 and the filing of this Schedule 13G the Reporting Persons have ceased to hold more than 5% of the common stock.  So, upon the filing of this Schedule 13G, the Reporting Persons will cease to be Reporting Persons with regard to the common stock.

ITEM 1(a).	NAME OF ISSUER: CNS Pharmaceuticals, Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 2100 West Loop South, Suite 900, Houston, Texas 77027

ITEM 2(a).	NAME OF PERSON FILING: Waldemar Priebe Kewat, LLC (the “LLC”)
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
The address of the principal business office of Kewat LLC/Waldemar Priebe is c/o Houston Pharmaceuticals, Inc., 2575 West Bellfort Avenue, Suite 222, Houston, Texas 77054.

ITEM 2(c)	CITIZENSHIP: Mr. Priebe is a U.S. permanent resident. The place of organization of the LLC is Wyoming.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share

ITEM 2(e)	CUSIP NUMBER: 18978H201

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable

ITEM 4.	OWNERSHIP:
Items 5-11 of the cover pages are incorporated herein by reference.

As of December 31, 2019, Mr. Priebe had shared voting and dispositive power over 8,829,000 shares of Common Stock held by the LLC, as a member and 50% owner of the LLC, and Mr. Priebe had shared voting and dispositive power over 200,000 shares of Common Stock held by Houston Pharmaceuticals, Inc., as a control person of Houston Pharmaceuticals.

The LLC and Houston Pharmaceuticals, Inc. acquired all of their shares of Common Stock prior to the Common Stock being registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Therefore, under Rule 13d-1(d) their holdings may be reported on Schedule 13G.  None of the parties have acquired any shares of Common Stock after the effective date of their registration under the Exchange Act.

As of the close of business on May 11, 2023, the LLC no longer holds any shares of Common Stock, while Houston Pharmaceuticals holds 6,667 shares of Common Stock.

ITEM 5.
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
See Item 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: See Items 3 and 4.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10.
CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 1, 2023

/s/ Waldemar Priebe_______________________________ Waldemar Priebe
KEWAT, LLC By: /s/ Waldemar Priebe_____________________________ Name: Waldemar Priebe Title: Member

EXHIBIT 99.1
Joint Filing Agreement
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of CNS Pharmaceuticals, Inc., and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Dated:  August 1, 2023
/s/ Waldemar Priebe_______________________________ Waldemar Priebe
KEWAT, LLC By: /s/ Waldemar Priebe_____________________________ Name: Waldemar Priebe Title: Member